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                                                              Exhibit No. (a)(9)

                   SUPERMARKETS GENERAL HOLDINGS CORPORATION

                                                                  March 15, 1999

Dear shareholder:

     We are pleased to advise you that on March 9, 1999, SMG-II Holdings Corporation entered into an Agreement and Plan of Merger with Koninklijke Ahold N.V. and one of its subsidiaries, Ahold Acquisition, Inc., which provides for the acquisition of all of the outstanding shares of Preferred Stock of Supermarkets General Holdings Corporation at a price of $38.25 per share in cash. Under the terms of the proposed transaction, Ahold Acquisition, Inc. has today commenced a tender offer for all of the outstanding shares of Preferred Stock of Supermarkets General Holdings Corporation at $38.25 net per share. Following the completion of the tender offer, any approvals required by law, and the merger of Ahold Acquisition, Inc. with and into SMG-II Holdings Corporation, Supermarkets General Holdings Corporation will be merged with and into SMG-II Holdings Corporation and all shares of Preferred Stock not purchased in the tender offer (other than those owned by Koninklijke Ahold N.V. or Ahold Acquisition, Inc., held by any subsidiary or in the treasury of Supermarkets General Holdings Corporation or held by the stockholders who have perfected appraisal rights) will be converted into the right to receive $38.25 per share in cash in the merger.

     In the event that the tender offer and the merger are not consummated, Koninklijke Ahold will instead acquire from PTK Holdings, Inc., all of the capital stock of Pathmark Stores, Inc. for a purchase price, payable in cash, equal to $242,800,000. In such event, the only material asset of the Company would be the ownership of all of capital stock of PTK Holdings, Inc., the only material asset of which in turn would be the net after tax proceeds from the sale of the Pathmark stock to Koninklijke Ahold.

     YOUR BOARD OF DIRECTORS (INCLUDING THE TWO DIRECTORS ELECTED BY THE HOLDERS OF THE PREFERRED STOCK) (I) HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER OF THE COMPANY INTO SMG-II HOLDINGS CORPORATION ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE HOLDERS OF PREFERRED STOCK, AND (II) RECOMMENDS THAT THE HOLDERS OF PREFERRED STOCK ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors more fully described in the accompanying materials.

     Accompanying this letter is a copy of Supermarkets General Holdings Corporation's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Koninklijke Ahold N.V.'s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares of Preferred Stock. We urge you to read the enclosed materials carefully.

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      The management and directors of Supermarkets General Holdings Corporation thank you for the support you have given the Company and encourage you to tender your shares in the manner described in the materials accompanying this letter.

                                          On behalf of the Board of Directors,

                                          James L. Donald
                                          Chairman, President and Chief
                                           Executive Officer